UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2 (b)

(Amendment No. 2)*

Sound Group Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

53933L 203

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 53933L 203 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “SOGP.” One ADS represents two hundred Class A ordinary shares of the issuer. No CUSIP number has been assigned to the ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53933L 203	13G

1.	Name of Reporting Persons Matrix Partners China I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 85,701,200 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 85,701,200 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,701,200 (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 8.2% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)

This statement on Schedule 13G is filed by Matrix HK I, Matrix China I, Matrix China I-A, Matrix Management I, and Matrix I GP (each as defined in Item 2(a) of the Original 13G (as defined below)) and David Su (“Su,” collectively, with Matrix HK I, Matrix China I, Matrix China I-A, Matrix Management I and Matrix I GP, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Consists of 428,506 ADSs held indirectly by Matrix China I (through Matrix HK I). Matrix Management I and Matrix I GP are the direct and indirect general partners, respectively, of Matrix China I and Matrix China I-A, and as such, may exercise voting and dispositive power over these shares. Su, a director of Matrix I GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is based on a total of 1,050,299,610 Class A ordinary shares outstanding as of December 31, 2023, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 53933L 203	13G

1.	Name of Reporting Persons Matrix Partners China I-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,683,400 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,683,400 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,683,400 (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.8% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 43,417 ADSs held indirectly by Matrix China I-A (through Matrix HK I). Matrix Management I and Matrix I GP are the direct and indirect general partners, respectively, of Matrix China I and Matrix China I-A, and as such, may exercise voting and dispositive power over these shares. Su, a director of Matrix I GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 1,050,299,610 Class A ordinary shares outstanding as of December 31, 2023, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 53933L 203	13G

1.	Name of Reporting Persons Matrix China Management I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 94,384,600 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 94,384,600 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,384,600 (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.0% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of (i) 428,506 ADSs held indirectly by Matrix China I and (ii) 43,417 ADSs held indirectly by Matrix China I-A (in each case through Matrix HK I). Matrix Management I and Matrix I GP are the direct and indirect general partners, respectively, of Matrix China I and Matrix China I-A, and as such, may exercise voting and dispositive power over these shares. Su, a director of Matrix I GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 1,050,299,610 Class A ordinary shares outstanding as of December 31, 2023, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 53933L 203	13G

1.	Name of Reporting Persons Matrix China I GP GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 94,384,600 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 94,384,600 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,384,600 (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.0% (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of (i) 428,506 ADSs held indirectly by Matrix China I and (ii) 43,417 ADSs held indirectly by Matrix China I-A (in each case through Matrix HK I). Matrix Management I and Matrix I GP are the direct and indirect general partners, respectively, of Matrix China I and Matrix China I-A, and as such, may exercise voting and dispositive power over these shares. Su, a director of Matrix I GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 1,050,299,610 Class A ordinary shares outstanding as of December 31, 2023, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 53933L 203	13G

1.	Name of Reporting Persons Matrix Partners China I Hong Kong Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 94,384,600 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 94,384,600 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,384,600 (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.0% (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of (i) 428,506 ADSs held indirectly by Matrix China I and (ii) 43,417 ADSs held indirectly by Matrix China I-A (in each case through Matrix HK I). Matrix Management I and Matrix I GP are the direct and indirect general partners, respectively, of Matrix China I and Matrix China I-A, and as such, may exercise voting and dispositive power over these shares. Su, a director of Matrix I GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 1,050,299,610 Class A ordinary shares outstanding as of December 31, 2023, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 53933L 203	13G

1.	Name of Reporting Persons David Su Tuong Sing
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 94,384,600 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 94,384,600 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,384,600 (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.0% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of (i) 428,506 ADSs held indirectly by Matrix China I and (ii) 43,417 ADSs held indirectly by Matrix China I-A (in each case through Matrix HK I). Matrix Management I and Matrix I GP are the direct and indirect general partners, respectively, of Matrix China I and Matrix China I-A, and as such, may exercise voting and dispositive power over these shares. Su, a director of Matrix I GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 1,050,299,610 Class A ordinary shares outstanding as of December 31, 2023, as disclosed to the Reporting Persons by the Issuer.

Introductory Note: This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the “Commission”) on February 12, 2021 as amended by Amendment No. 1 to the Original Schedule 13G as filed with the Commission on February 14, 2022 (the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G, remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 1.	Issuer

Item 1(a).	Name of Issuer: Sound Group Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

60 Anson Road,

Mapletree Anson,

#09-01/02

Singapore 079914

Item 2.	Filing Person

(a)-(c)	Name of Persons Filing; Address; Citizenship

This statement on Schedule 13G is being filed jointly by the following persons, collectively, the “Reporting Persons”:

(a) Name of Person Filing

Matrix China I

Matrix China I-A

Matrix Management I

Matrix I GP

Matrix HK I

David Su Tuong Sing (“Su”)

(b) Address of Principal Business Office or, if none, Residence

Matrix China I

Matrix China I-A

Matrix Management I

Matrix I GP

Maples Corporate Services Limited

PO Box 309

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Matrix HK I

David Su

Flat 2807, 28/F

AIA Central

No. 1 Connaught Road, Central

Hong Kong, China

(c) Citizenship

Matrix Partners China I, L.P.: Cayman Islands

Matrix Partners China I-A, L.P.: Cayman Islands

Matrix China Management I, L.P.: Cayman Islands

Matrix China I GP GP, Ltd.: Cayman Islands

Matrix Partners China I Hong Kong Limited: Hong Kong

David Su: Republic of Singapore

(d) Title of Class of Securities: ordinary shares, par value of $0.0001 per share, of the issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holders thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(e) CUSIP No.: 53933L 203

CUSIP number 53933L 203 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “SOGP.” No CUSIP number has been assigned to the ordinary shares of the issuer.

Item 4.	Ownership.

The following information with respect to the ownership of the ordinary shares of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2023:

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.*

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such Ordinary Shares, except for the shares, if any, such Reporting Person holds of record.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2024

MATRIX PARTNERS CHINA I HONG KONG LIMITED

By:	/s/ David Su
Name: David Su
Title: Director

MATRIX PARTNERS CHINA I, L.P.

By: Matrix China Management I, L.P.
its general partner

By: Matrix China I GP GP, Ltd.
its general partner

By:	/s/ David Su
Name: David Su
Title: Director

MATRIX PARTNERS CHINA I-A, L.P.

By: Matrix China Management I, L.P.
Its general partner

By: Matrix China I GP GP, Ltd.
Its general partner

By:	/s/ David Su
Name: David Su
Title: Director

MATRIX CHINA MANAGEMENT I, L.P.

By: Matrix China I GP GP, Ltd.
Its general partner

By:	/s/ David Su
Name: David Su
Title: Director

MATRIX CHINA I GP GP, LTD.

By:	/s/ David Su
Name: David Su
Title: Director

/s/ David Su
David Su